Marinus Pharmaceuticals, Inc.

142 Temple St., Suite 205

New Haven, Connecticut 06510

July 28, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-195895) of Marinus Pharmaceuticals, Inc. (the “Company”)

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Wednesday, July 30, 2014, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact John W. Kauffman, Esq., at (215) 979-1225, or Peter M. Byrne, Esq., at (215) 979-1930, of Duane Morris LLP.

Very truly yours,

MARINUS PHARMACEUTICALS, INC.

By:	/s/ Edward F. Smith
Edward F. Smith
Chief Financial Officer, Secretary and Treasurer

Cc:                             Thomas S. Levato, Esq., Goodwin Procter LLP

John W. Kauffman, Esq., Duane Morris LLP

Peter M. Byrne, Esq., Duane Morris LLP